Filed pursuant to Rule 424(b)(3)
File No. 333-202279

Grant Park Fund January 2017 Update
February 21, 2017

Supplement dated February 21, 2017 to Prospectus dated April 29, 2016
Class	Jan ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-2.50%	-2.50%	$9.31M	$1,057.171
B	-2.55%	-2.55%	$94.73M	$868.020
Legacy 1	-2.31%	-2.31%	$1.23M	$829.729
Legacy 2	-2.33%	-2.33%	$0.46M	$812.176
Global 1	-2.26%	-2.26%	$32.71M	$819.819
Global 2	-2.29%	-2.29%	$1.98M	$804.378
Global 3	-2.43%	-2.43%	$17.54M	$701.888
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary

Currencies:  The U.S. dollar weakened as markets consolidated after a strong year and the new U.S. administration advocated for a weaker U.S. dollar policy. The Australian and New Zealand dollars strengthened as markets sought to invest in countries with stable economies and political environments.  The Japanese yen strengthened as Japan’s trade surplus exceeded estimates.

Energy:  Crude oil prices fell as inventories grew, despite output cuts from OPEC members.  Natural gas and heating oil prices declined amid warmer weather.

Equities:  Global equity markets surged in the beginning of the month, driven by expectations of additional fiscal stimulus, the hope for regulatory rollback, and for strong U.S. economic data.  They began to retreat during late-month due to uncertainty about those factors as the Trump administration initially focused on trade and immigration policy initiatives.

Fixed Income:  The bond market reversed direction as market expectations diverged about how quickly the Federal Reserve would raise interest rates.  Prices on 10-year U.S. Treasury notes and 30-year U.S. Treasury bonds rose.  In Japan and the Eurozone, central banks decided to forgo short-term bond purchases to steepen the interest-rate yield curve.

Grains/Foods:  Grains prices rose due to adverse growing conditions in South America.  Sugar prices rose on tightened supplies and downgrades to production expectations in India.  Coffee prices rose after Brazil’s crop estimates were lowered.  Cotton markets also rose on strong export sales.

Metals:  Precious metal prices rose following a retreat in U.S. stocks and weakness in the U.S. dollar.  Base metal prices increased on rising demand and a weaker U.S. dollar.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
 President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE
WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended January 31, 2017

STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	-$945,017	-$945,017
Change In Unrealized Income (Loss)	-2,354,498	-2,354,498
Brokerage Commission	-66,648	-66,648
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-123,462	-123,462
Change in Accrued Commission	-7,674	-7,674
Net Trading Income (Loss)	-3,497,299	-3,497,299

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$68,053	$68,053
Interest, Other	35,231	35,231
U.S. Government Securities Gain (Loss)	0	0
Dividend Income	0	0
Total Income (Loss)	-3,394,015	-3,394,015

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	0	0
Operating Expenses	33,770	33,770
Organization and Offering Expenses	38,960	38,960
Brokerage Expenses	615,477	615,477
Dividend Expenses	0	0
Total Expenses	688,207	688,207

Net Income (Loss)	-$4,082,222	-$4,082,222

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$165,364,938	$165,364,938
Additions	0	0
Net Income (Loss)	-4,082,222	-4,082,222
Redemptions	-3,318,245	-3,318,245
Balance at January 31, 2017	$157,964,471	$157,964,471

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly	ROR Year to Date ROR
A	$1,057.171	8,808.45269	$9,312,045	-2.50%	-2.50%
B	$868.020	109,138.25686	$94,734,244	-2.55%	-2.55%
Legacy 1	$829.729	1,483.38650	$1,230,808	-2.31%	-2.31%
Legacy 2	$812.176	563.96399	$458,038	-2.33%	-2.33%
Global 1	$819.819	39,904.16731	$32,714,209	-2.26%	-2.26%
Global 2	$804.378	2,457.00072	$1,976,356	-2.29%	-2.29%
Global 3	$701.888	24,987.98186	$17,538,771	-2.43%	-2.43%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership